 Exhibit 99.4

FORM 62-103F1
Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1
State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities:
This report relates to the common shares (“Common Shares”) in the capital of LiveReel Media Corporation (the “Issuer”).

Issuer:
LiveReel Media Corporation
333 Bay Street
Suite 1700
Toronto, ON
M5H 2R2

1.2
State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Please see item 2.2 below.

Item 2 – Identity of the Acquiror

2.1
State the name and address of the acquiror.

Thomas (Taz) M. Turner, Jr. (the “Acquiror”)
12-A East Greensboro
Wrightsville Beach, NC 28480
USA

2.2
State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On October 19, 2017, T3 Research, LLC (“T3”) and Southshore Capital Partners, LP (“Southshore”) acquired an aggregate of 3,840,555 Common Shares (the “Acquired Shares”), pursuant to the terms of separate private agreements, each with Crimson Fund I, LLC. As a result of these transactions (collectively, the “Share Purchase Transactions”), the Acquiror acquired control of the Acquired Shares.

2.3
State the names of any joint actors.

T3 Research, LLC, is a corporation incorporated under the laws of Florida, with its principal office located at 270 Lafayette Street, Suite 1301, New York, NY 10012, USA. T3 is controlled by the Acquiror.

Southshore Capital Partners, LP, is a Delaware limited partnership, with its principal office located at 270 Lafayette Street, Suite 1301, New York, NY 10012, USA. The general partner of Southshore is Southshore Capital GP, LLC (“Southshore GP”), a limited liability company existing under the laws of Delaware, with its principal office located at 270 Lafayette Street, Suite 1301, New York, NY 10012, USA. The Acquiror controls Southshore through his beneficial and ownership and control of Southshore GP.

Item 3 – Interest in Securities of the Reporting Issuer.

3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

Pursuant to the Share Purchase Transactions, on October 19, 2017, T3 and Southshore each acquired 1,920,277 and 1,920,278 Common Shares respectively and, as a result the Acquiror acquired control of the Acquired Shares.

3.2
State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Please see response to Item 3.1 above.

3.3
If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4
State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the completion of the Share Purchase Transactions, the Acquiror owned no Common Shares, T3 owned 1,027,245 Common Shares (approximately, 4.37% of the issued and outstanding Common Shares) and Southshore owned 1,027,246 Common Shares (approximately, 4.37% of the issued and outstanding Common Shares).

Following the completion of the Share Purchase Transactions, the Acquiror owned no Common Shares, T3 owned 2,947,523 Common Shares (approximately, 9.45% of the issued and outstanding Common Shares) and Southshore owned 2,947,523 Common Shares (approximately, 9.45% of the issued and outstanding Common Shares).

3.5
State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)
the acquiror, either alone or together with any joint actors, has ownership and control,

T3, a corporation beneficially owned by the Acquiror, beneficially owned 2,947,523 Common Shares (approximately, 9.45% of the issued and outstanding Common Shares).

(b)
the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)
the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Southshore, an investment fund controlled by the Acquiror, beneficially owned 2,947,523 Common Shares (approximately, 9.45% of the issued and outstanding Common Shares).

3.6
If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7
If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8
If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4  – Consideration Paid

4.1
State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Approximately, $0.05 per Common Share and $192,028 in the aggregate.

4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

T3 and Southshore paid an aggregate of $192,028 to acquire the 3,840,555 Common Shares.

4.3
If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5  – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)
the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)
a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)
a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)
a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)
a material change in the present capitalization or dividend policy of the reporting issuer;

(f)
a material change in the reporting issuer’s business or corporate structure;

(g)
a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)
a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)
the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)
a solicitation of proxies from securityholders;

(k)
an action similar to any of those enumerated above.

The Common Shares beneficially owned by T3 and Southshore are, in each case, held by it for investment purposes. Neither the Acquiror nor any of its joint actors has any current plans or intentions that relate to, or would result in the matters listed in clauses (a) to (k), above. However, depending on a number of factors, including market conditions, general economic and industry conditions, the Issuer’s business, financial condition, strategic initiatives, the investment objectives strategies and objects and restrictions of T3 and Southshore, respectively, and/or other relevant factors, the Acquiror, T3 and/or Southshore, or any of them, may develop such plans or intentions in the future.

Item 6  – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7  – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 24th day of October, 2017.

(Signed) “Thomas M. Turner, Jr.”
By: Thomas M. Turner, Jr.